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Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

November 23, 2022

Re:	APx Acquisition Corp. I Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021 Filed on September 1, 2022 File No. 001-41125

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Frank Knapp and Mr. Robert Telewicz

Mr. Knapp and Mr. Telewicz:

On behalf of our client, APx Acquisition Corp. I (the “Company”), this letter sets forth the Company’s response to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 17, 2022 (the “Comment Letter”), regarding the amendment to the annual report (“Amendment No. 1”) on Form 10-K for the fiscal year ended December 31, 2021 (the “Annual Report”) publicly filed with the Commission on September 1, 2022 via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.

General.

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that its sponsor, APx Cap Sponsor Group I, LLC, a limited liability company formed and registered under the laws of the Cayman Islands (the “Sponsor”) is controlled by a non-U.S. person and has “substantial interest,” as defined by 31 CFR 800.244, with a non-U.S. person. The Sponsor is controlled by its managing member, APx Cap Holdings I, LLC, a limited liability company formed and registered under the laws of the Cayman Islands (“Holdings”). The sole manager of Holdings is a non-U.S. person.

On the basis of the foregoing, the Company intends to include a separate risk factor in its annual report on Form 10-K for the fiscal year ending December 31, 2022, concerning the risks associated with a potential merger of the Company with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States, or ultimately prohibited. Please see the proposed risk factor attached as Exhibit A hereto.

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Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Xavier Martinez, Chief Financial Officer, APx Acquisition Corp. I

Pedro J. Bermeo, Davis Polk & Wardwell LLP

EXHIBIT A

RISK FACTORS

Our business, financial condition, financial results, and future growth prospects are subject to a number of risks and uncertainties, including those set forth below. The occurrence of any of the following risks could have a material adverse effect on our business, our ability to complete a potential merger, financial condition, financial results, and future growth prospects. Additional risks and uncertainties that are not currently known to us or that we do not currently believe to be material may also negatively affect our business, financial condition, financial results, and future growth prospects.

A future potential business combination may be subject to U.S. foreign investment regulations, including regulations relating to the Committee on Foreign Investment in the United States, which may, among other things, impose conditions on, delay or prevent the consummation of such future potential business combination, if any.

We are currently not aware of any material regulatory approvals, clearances or actions that would be required for completion of a future potential business combination. However, if any such approvals, clearances or actions were required, there can be no assurance that any such approval or clearance would be obtained, or any such action taken, within the required time period. This includes any potential review of a future business combination, if any, by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”) on account of certain restrictions on the acquisition of, or an investment in, a U.S. business by non-U.S. investors. If a potential business combination falls within CFIUS’s jurisdiction to review the transaction in order determine the effect of such transactions on the national security of the U.S., we may be required to make a mandatory filing or we may determine to submit a voluntary notice to CFIUS, or we may determine to proceed with such potential business combination without notifying CFIUS and risk CFIUS intervention, before or after closing such potential business combination. CFIUS can contact parties to transactions within its jurisdiction that did not notify CFIUS and request that the parties submit a CFIUS notice and can self-initiate national security reviews. If a potential business combination falls within the scope of foreign ownership restrictions, CFIUS may impose conditions or limitations on such potential business combination or we may be prevented from, or be unable to, consummate such potential business combination, if any.

Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, (i) whether the investor/acquiror of the U.S. business is a “foreign person” or ‘‘foreign entity,” (ii) the nature and structure of the transaction, (iii) the level of beneficial ownership interest, and (iv) the nature of any information or governance rights involved. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. For example, investments that result in “control” of a “U.S. business” by a “foreign person” (in each case, as such terms are defined in 31 C.F.R. Part 800) are always subject to CFIUS jurisdiction. The Foreign Investment Risk Review Modernization Act of 2018, which was fully implemented through regulations that became effective in 2020, significantly expanded the scope of CFIUS’s jurisdiction to investments that do not result in control of a U.S. business by a foreign person, but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” (in each case, as such terms are defined in 31 C.F.R. Part 800).

APx Cap Sponsor Group I, LLC (“Sponsor”) and APx Cap Holdings I, LLC (“Holdings”) are controlled by, and have substantial ties with, non-U.S. persons. Our Sponsor is a limited liability company formed and registered under the laws of the Cayman Islands and the sole manager of the Sponsor is Holdings, a limited liability company formed and registered under the laws of the Cayman Islands, which has substantial ties to non-U.S. persons. While we and our Sponsor, are controlled by, and have substantial ties with non-U.S. persons, we believe that it is unlikely that any of the facts or relationships with respect to a potential future business combination that we may pursue, would subject such potential business combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Nor do we believe that a potential future business combination would ultimately be prohibited if such review was conceivable.

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However, there can be no assurances that CFIUS or another U.S. governmental agency will not take a different view of a potential business combination or will not choose to review such potential business combination, if any. If a potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with such potential business combination without notifying CFIUS and risk CFIUS intervention, before or after the consummation of such potential business combination. In addition, for so long as the Sponsor retains a material ownership interest in the Company, the Company may be deemed a “foreign person” under the regulations relating to CFIUS and any potential initial business combination with a U.S. business or foreign business with U.S. subsidiaries that the Company may wish to pursue may be subject to CFIUS review. In connection with a potential business combination, CFIUS could, among other things, (i) decide to block or delay such potential business combination, (ii) impose conditions, limitations or restrictions with respect to such potential business combination (including, but not limited to, limits on information sharing with investors, requiring a voting trust, governance modifications, or forced divestiture, among other things), or (iii) request the President of the United States to order the Company to divest all or a portion of any U.S. target business of such potential business combination that the Company acquired without first obtaining CFIUS clearance. In addition, CFIUS may impose penalties if CFIUS believes that the mandatory notification requirement applied to such potential business combination. The risk of review by CFIUS may force our management to limit the pool of potential target companies to companies that our management believes are not subject to CFIUS’s jurisdiction, in which case the Company’s ability to find a target may be limited. In this regard please see also “Risk Factors - Risks Relating to Our Search for, Consummation of, or Inability to Consummate, a Business Combination and Post-Business Combination Risks - Because of our limited resources and the significant competition for business combination opportunities, it may be more difficult for us to complete our initial business combination within the required time period. If we are unable to complete our initial business combination, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants will expire worthless.”

The process of government review, whether by CFIUS or otherwise, could be lengthy. If we are unable to consummate a potential business combination within 15 months from December 9, 2021 (i.e., March 9, 2023) (or within 21 months if we extend the period of time to consummate a potential business combination in accordance with the terms described in this annual report on Form 10-K), we would, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. In such event, the Company’s shareholders would miss the opportunity to benefit from an investment in any other target company in an initial business combination and the appreciation in value of such investments. Additionally, the Company’s warrants would expire worthless.

In addition, CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in the Company or in the Sponsor, even if a filing with CFIUS is or was not required at the time of the potential business combination. Any review and clearance of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and agency practices are rapidly evolving, and, in the event that CFIUS reviews a potential business combination or one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to the parties to such potential business combination or such investors.

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